A LEGAL PROFESSIONAL ASSOCIATION	350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2763 DIRECT 954.462.4150 MAIN 954.462.4260 FAX jmayersohn@ralaw.com

November 11, 2009

United States Securities and Exchange Commission
Division of Corporate Finance AD-11
100 F Street, N.E. - Mailroom 3720
Washington, DC 20549

Re:	Dolphin Digital Media, Inc. Form 10-K f/y/e December 31, 2008, Form 10-Q f/q/e March 31, 2009 and Form 10-Q f/q/e June 30, 2009 File No. 000-50621

Ladies and Gentlemen:

              As per my discussion with Paul Monsour, Staff Accountant at the Securities and Exchange Commission, please be advised that Dolphin Digital Media, Inc. hereby requests an extension of time to respond to the Staff Comment Letter dated October 29, 2009 to November 20, 2009. Should you have any questions with respect to the foregoing, please contact the undersigned.

Very truly yours,

Joel D. Mayersohn

JDM/dcb

cc:	Paul Monsour, Staff Accountant Securities and Exchange Commission William O'Dowd

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